SilverCrest Announces Decline Has Intersected Babicanora Vein,
Confirms New Vein Discovery and Additional High-Grade In-Fill Drill Results:

•	7.6 Metres at 4,671 gpt AgEq
•	3.5 Metres at 5,875 gpt AgEq
•	5.6 Metres at 2,176 gpt AgEq

TSX-V: SIL| NYSE American: SILV	For Immediate Release

VANCOUVER, BC –June27,2019- SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to provide an exploration update for its Las Chispas Project (“Las Chispas”) located in the state of Sonora, Mexico. The Company’s newly constructed decline (“Santa Rosa Decline”) has intersected the Babicanora Vein in the high-grade Area 51 zone, along with intersecting and confirming the high-grade discovery of the Babi Vista Vein. We are also pleased to announce additional high-grade in-fill drill results for the Babicanora Vein which further increase the confidence level in the recently announced Mineral Resource Estimate (see news release dated March 14, 2019).Seetechnical report titled “Technical Report and Resource Estimate for the Las Chispas Property, Sonora, Mexico” with an effective date February 8, 2019 and available on SEDAR at www.sedar.com.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “As we advance Las Chispasto complete a Feasibility Study, we are diligently working to finish our in-fill drilling program on the Babicanora veins to further de-risk and convert resources to reserves. The discovery of the Babi Vista Vein in the decline provides us with a new target immediately adjacent to already defined vein resources with established underground access. This target can potentially add high margin resources beyond what was included in the Preliminary Economic Assessment announced May 15, 2019. Also, we have 10 in-fill and five exploration rigs turning to drill-test additional potential discoveries and expand current resources on five priority targets including:1) southeast plunge of Babicanora Vein in the Area 51 zone, 2) at depth and along strike of the Babicanora Norte Vein, 3) at depth in the Las Chispas area, 4) at depth in the Babi Sur area, and 5) initial drilling in the Chiltepin area. Results from these targets will be reported on an ongoing basis.”

Mr. Fier also commented, "It's a very exciting time at Las Chispas, as we just intersected the Babicanora Vein underground within 10 metres of our projected model location and confirmed the true width of the high-grade vein at 3.6 metres, which is consistent with our model. Congratulations to the SilverCrest Team for all its efforts on the construction of the Santa Rosa Decline ahead of schedule.”

While constructing the Santa Rosa Decline, the Babi Vista Vein was intersected which confirmed this high-grade discovery noted in five drill holes in a previous news release dated February 25, 2019. Initial underground channel sampling shows an estimated true width of 1.5metres, including approximately 0.3metres grading12.0 grams per tonne (“gpt”) gold (“Au”) and 1,440.0 gpt silver (“Ag”), or 2,340 gpt silver equivalent (“AgEq”, based on assumptions defined in the table below). A 10 to 15-hole underground drill program has been initiated with five short closely-spaced (est. 25m) core holes already completed and intercepting the vein. Further results will be released upon receipt of analysis and compilation.

On June 20, 2019, the Company intersected the Babicanora Vein in the high-grade Area 51 zone within the Santa Rosa Decline (see attached Figures). Construction of the Santa Rosa Decline was completed ahead of schedule, with excellent ground conditions and intersected the vein within10 metres of its projected model target. This development gives the Company its first look at the intact Babicanora Vein and accelerates our planned work to help de-risk several ongoing tasks. These tasks include: reconciliation of resource model against detailed underground vein evaluation, bulk sampling for metallurgical test work, geotechnical studies, possible test mining, stockpiling of high-grade material, and better access to Babicanora veins for in-fill and expansion underground drilling in H2, 2019.

The 51in-fill drill holes totalling 18,488 metres drilled and reported in this news release were generally targeting mineralization on the outer edges of the current block model of the Babicanora Vein, Area 51 zone (see attached Figures). Results in this release, including the drill holes below cut off grade in the block model area, have an estimated weighted average true width of 2.2metres, grading 7.17 gpt Auand 752.6gptAg, or 1,290gptAgEq.Overall, these in-fill results confirm the vein thickness and top cut grades of the Babicanora Vein based on a majority of the results being from the outer edges of the Area 51 zone as reported in the February 8, 2019 resource estimate.

The most significant result for this release is Hole BA19-160,which intersected 7.6metres (estimated true width) grading 26.6 gpt Au and 2,676 gptAg, or 4,671 gptAgEq. Also noteworthy are holes BA19-165, at 3.5metres grading 32.8 gpt Au and 3,417.2 gptAg, or 5,875 gptAgEq, and BA19-159 at 5.6 metres grading 13.6 gpt Au and 1,153.8 gpt Ag, or 2,176 gptAgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Babicanora Vein, Area 51 zone:

Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* Gpt
BA19-145	220.7	221.6	0.9	0.7	2.1	198.0	358
BA19-147	233.3	236.9	3.6	2.9	4.1	506.6	814
Includes	234.1	234.6	0.5	0.4	27.2	974.0	3,014
Includes	236.3	236.9	0.6	0.5	0.1	1,870.0	1,875
BA19-149	184.2	187.1	2.9	2.3	5.2	336.7	727
Includes	185.2	187.1	1.9	1.5	10.2	585.3	1,352
BA19-152	347.6	348.4	0.8	0.6	1.5	165.0	281
BA19-153	196.6	201.0	4.4	3.5	5.8	597.4	1,033
Includes	196.6	197.2	0.6	0.5	22.8	506.0	2,216
Includes	198.0	198.6	0.6	0.5	18.6	1,875.0	3,270
BA19-154	319.0	321.6	2.6	2.1	0.8	95.1	155
BA19-155	225.0	232.6	7.6	6.0	10.4	1,248.7	2,028
Includes	225.5	226.0	0.5	0.4	34.0	2,860.0	5,410
Includes	230.8	232.6	1.8	1.4	31.3	3,991.4	6,341
BA19-156	180.6	191.1	10.5	8.4	0.6	369.6	418
BA19-158	214.3	219.3	5.0	4.0	1.2	701.3	789
includes	217.7	218.8	1.1	0.9	4.3	1,343.9	1,669
BA19-159	356.7	363.6	6.9	5.6	13.6	1,153.8	2,176
includes	361.7	363.0	1.3	1.0	67.1	6,358.3	11,388
includes	361.7	362.3	0.6	0.4	127.0	12,097.0	21,622
BA19-160	161.6	171.1	9.5	7.6	26.6	2,676.0	4,671
Includes	164.7	165.5	0.8	0.6	47.0	3,750.0	7,275
Includes	167.8	168.9	1.1	0.9	137.5	10,160.0	20,473
Includes	169.9	170.4	0.5	0.4	49.6	6,000.0	9,720
BA19-161	185.1	186.2	1.1	0.9	0.1	2,760.0	2,764
BA19-164	328.4	330.0	1.6	1.2	1.5	123.6	233
BA19-165	174.6	178.9	4.3	3.5	32.8	3,417.2	5,875
includes	177.6	178.4	0.8	0.6	132.0	14,109.0	24,009
BA19-166	241.6	247.2	5.6	4.4	7.7	152.7	728
includes	244.6	245.3	0.6	0.5	16.6	100.0	1,349
BA19-167	342.5	346.2	3.8	3.0	2.6	713.9	908
Includes	343.3	345.3	2.0	1.6	4.5	1,130.0	1,465
BA19-168	202.2	208.5	6.3	5.0	1.4	517.5	619
Includes	202.2	202.9	0.6	0.5	0.1	2,440.0	2,444
Includes	204.7	205.2	0.5	0.4	11.4	1,480.0	2,331
BA19-169	198.3	201.3	3.1	2.4	1.5	421.2	533
BA19-170	323.6	325.0	1.4	1.1	0.7	167.9	222
BA19-171	375.0	382.6	7.6	6.1	4.4	482.0	811

includes	381.0	382.6	1.6	1.3	17.9	1,663.1	3,008
BA19-172	394.7	396.8	2.1	1.7	1.3	123.0	218
BA19-173	219.6	222.1	2.4	2.0	13.9	151.3	1,192
includes	221.1	222.1	0.9	0.7	35.7	186.0	2,864
BA19-174	257.2	258.9	1.7	1.3	2.9	197.3	416
BA19-176	365.6	366.7	1.1	0.9	3.5	414.5	676
BA19-177	252.9	254.1	1.3	1.0	5.8	437.9	872
includes	253.6	254.1	0.6	0.4	11.9	847.0	1,736
BA19-178	401.0	404.9	3.9	3.1	3.6	312.4	585
Includes	401.0	401.7	0.7	0.6	12.6	580.0	1,521
includes	403.9	404.4	0.5	0.4	6.3	752.0	1,222
BA19-179	247.3	247.8	0.5	0.4	2.0	47.0	197
BA19-180	245.9	247.9	2.0	1.6	6.2	740.5	1,206
Includes	246.9	247.4	0.5	0.4	15.4	1,695.0	2,850
BA19-181	261.8	263.4	1.6	1.3	2.6	222.7	417
BA19-182	382.4	382.9	0.5	0.4	2.3	142.0	318
BA19-185	200.0	200.6	0.6	0.5	3.5	34.0	297
BA19-186	498.5	499.0	0.5	0.4	0.9	97.0	162
BA19-189	274.5	275.8	1.3	1.0	1.8	427.0	565
BA19-192	172.3	174.7	2.5	2.0	23.2	623.5	2,366
Includes	172.3	172.8	0.5	0.4	102.0	2,540.0	10,190
BA19-193	397.6	403.3	5.6	4.5	2.4	234.3	413
Includes	397.6	398.1	0.5	0.4	11.6	1,350.0	2,224
Note:	all numbers are rounded. Based on a cutoff grade of 150 gpt AgEq with no minimum width.
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and
US$1,225 per ouncegold,with averagemetallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

For the Babicanora Vein, holesBA19-143,144, 146, 148,150, 151, 157, 162, 163, 175, 183, 184, 187, 188, 190, and 191intersected veininggrading between 8 to 141 AgEq (below the Company’s cutoff grade of 150 gpt AgEq). A majority of the drill holes below 150 gpt AgEq cutoff are on the outer edges of the current computer-generated block model. Several below cutoff grade deep drill holes experienced low core recovery in known clay-rich mineralized zones and may not be representative of the grade of the interval. Additional in-fill drilling in H2, 2019 will be re-testing some intervals using standard triple tube core techniques for better clay recovery and further evaluation.

The Babicanora Vein is still open:1) to the southeast down plunge where current drilling is ongoing,2) along vein strike in the upper part of the block model as suggested by new significant high-grade holes in table above (BA19 – 155, 160, 161, 165, 180, and 192), 3) the upper and lower parts of Babicanora Central zone currently being drilled for in-fill and expansion purposes, and 4) potentially favourable significantly deeper hosts for vein mineralization to be initially tested when underground infrastructure is in place within the next 6 to 12 months. While drilling the Babicanora Vein, several high-grade intercepts were made in the adjacent Babicanora HW and FW veins which will be released once compiled.

With continued success on the drill program, the Company has increased its planned drilling forits Phase IIIexploration program with 15drills operating on site today. Drilling is focused on expanding mineralization and improving the resource confidence through in-fill drilling to reclassify resources as reserves for the Feasibility Study. An additional40,000 to 50,000metresofinfill and expansion drilling are planned for the remainder of2019.Since inception of the project and up to June 15,2019, the Company has drilled an estimated total of 203,500 metres (8,500 metres in 2016, 33,000 metres in 2017, 72,000 metres in 2018, and 90,000 metres year-to-date in 2019) at the Las Chispas Project.

Other ongoing site activities includes work related to the Feasibility Study expected in H1, 2020, development of the Babicanora Vein in Area 51 zone, stockpiling of high-grade material, an extensive metallurgical test program, geotechnical work and permitting for project development.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including development of the Babicanora Vein in Area 51 zone, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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